Michael R. Peterson
VP, Securities Counsel &
Assistant Corporate Secretary
(770) 418-7737
Fax (770) 677.8737
Email michael.peterson@newellco.com

August 24, 2012
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631
Attention: Kevin Stertzel
Re:    Newell Rubbermaid Inc.
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 9, 2012
Form 8-K Filed April 27, 2012
File No. 1-9608

Dear Mr. Stertzel:
We are in receipt of the Staff's comment letters dated May 23, 2012, July 11, 2012 and August 20, 2012 to Newell Rubbermaid Inc. (the “Company”) related to the above captioned filings. Pursuant to our earlier communication, the Company hereby requests an additional three business days within which to respond to the comment in the August 20th letter. As such, the Company would respond by no later than the close of business September 7, 2012.
Please contact John Ellis, Vice President - Corporate Controller and Chief Accounting Officer at (770) 418-7734, or me at (770) 418-7737, should you have any questions regarding this request for additional time.
Sincerely,
Newell Rubbermaid Inc.
By:     /s/ Michael R. Peterson
Title:    Vice President, Securities Counsel and Assistant Corporate Secretary

3 Glenlake Pkwy. | Atlanta, GA | Phone +1 (770) 418-7737 | www.newellrubbermaid.com